MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

February 28, 2017

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 56 to Registration Statement on Form N-1A for MFS Series Trust VII (the "Trust") on behalf of MFS Equity Income Fund (the "Fund") (File Nos. 002-68918 and 811-03090)

Ladies and Gentlemen:

On behalf of the above-mentioned Trust, this letter sets forth our responses to your comments of February 15, 2017, on the above-referenced Post-Effective Amendment ("PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on January 13, 2017. The PEA for the Trust was filed for the purpose of adding a new share class, Class T shares, to the Fund.

General Comments

1.	Comment:	When requesting selective review in the future, please provide a blacklined copy of the registration statement.

Response:	When requesting selective review in the future, we will provide a marked copy of the registration statement for your review.

2.	Comment:	In the Fund's prospectus, under the heading "Fees and Expenses," the last sentence in the introductory paragraph states that investors can find more information about sales charges under the heading "Sales Charges and Waivers or Reductions" on page 8 of the prospectus. We are unable to locate this heading. Please check your cross reference.

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Securities and Exchange Commission
February 28, 2017

Response:	The heading "Sales Charges and Waivers or Reductions" has been added to page 8 of the Fund's prospectus.

3.	Comment:	In the footnote to the "Annual Fund Operating Expenses" table, a fee waiver and/or expense reimbursement arrangement is disclosed. Please confirm whether the Adviser may recoup any fees waived or expenses reimbursed, and, if so, describe the terms of such recoupment agreement.

Response:	The Fund's fee waiver and/or expense reimbursement is not subject to recoupment.

4.	Comment:	In the expense example table, please confirm that the figures in the table reflect the fee waiver and/or expense reimbursement arrangement described in the "Annual Fund Operating Expenses" table for the relevant period.

Response:	We confirm that the example reflects the fee waiver and/or expense reimbursement noted in the footnote to the "Annual Fund Operating Expenses" table for the relevant period.

5.	Comment:	In the expense example, please confirm the number for the one year example is correct. If not, please revise.

Response:	We have updated the values for the expense example as follows:

1 Year - $348; 3Years - $607; 5 Years - $886; and 10 Years - $1,681.

6.	Comment:	Within the "Principal Investment Strategies" section of the Fund's prospectus, the disclosure lists real estate investment trusts ("REITS") as a type of equity security in which the Fund may invest. Please clarify that the definition of equity securities includes only equity interests in REITS.

Response:
The equity securities definition under "Principal Investment Types" in the Form N-1A Item 9 disclosure states that equity securities include equity interests in REITs. In addition, we will add the following disclosure to the Fund's "Principal Investment Strategies" sections of the Fund's prospectus:

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Securities and Exchange Commission
February 28, 2017

Summary

Equity securities include common stocks and equity interests in real estate investment trusts (REITs), and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

Summary and Statutory

MFS invests the majority of the fund's assets in dividend-paying common stocks, but may invest in other types of income-producing securities, including convertible securities, preferred stocks, and equity interests in REITs, and may also invest in non-income-producing equity securities.

7.	Comment:	The second paragraph in the Fund's summary "Principal Investment Strategies" section states "Equity securities include common stocks and real estate investment trusts (REITs), and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer." Please clarify what is meant by "that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer."

Response:
The reference to "other securities that represent an ownership interest (or right to acquire and ownership interest) in a company or other issuer" is meant to provide a plain English description of the term "equity securities." As disclosed in the "Equity Securities" paragraph in the "Principal Investment Types" section of the Fund's Item 9 disclosure, other securities that represent an ownership interest in a company include preferred stocks, securities convertible into stocks, and depositary receipts for such securities. Because the Fund does not invest in these investment types as part of its principal investment strategies, we do not believe it is appropriate to describe these instruments in the "Summary of Key Information - "Principal Investment Strategies" section of the prospectus.

8.	Comment:	The "Principal Investment Strategies" section of the prospectus includes the following disclosure: "…MFS primarily invests in companies with large capitalizations." Please consider including corresponding risk disclosure specific to large capitalization companies in the "Principal Risks" sections of the Fund's prospectus.

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Securities and Exchange Commission
February 28, 2017

Response:
We believe that the "Equity Market Risk" disclosure included in the Fund's "Principal Risks" section, and as included below, appropriately discloses the principal risks of investing primarily in companies with large capitalizations:

"Equity Market Risk:  Equity markets can be volatile and can decline significantly in response to, or investor perceptions of, issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions.  These conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the equity markets in general. Different parts of the market and different types of securities can react differently to these conditions. For example, the stocks of growth companies can react differently from the stocks of value companies, and the stocks of large cap companies can react differently from the stocks of small cap companies. Certain events, such as political, social, or economic developments; government or regulatory action, including the imposition of tariffs or other protectionist actions; natural disasters; terrorist attacks; war; and other geopolitical events, can have a dramatic adverse effect on equity markets and may lead to periods of high volatility in an equity market or a segment of an equity market." [Emphasis added]

9.	Comment:	Please consider adding references to growth and value risk in the "Principal Risks" sections of the Fund's prospectus.

Response:
It is not a principal investment strategy of the Fund to focus on growth or value investing; therefore, we do not believe it is necessary to provide extensive growth or value risk disclosure in the "Investment Strategy Risk" section of the Fund's prospectus. Please note that disclosure that growth and value stocks can react differently to issuer, market, economic, industry, political, regulatory, geopolitical and other conditions is included in the "Equity Market Risk" disclosure, as noted below:

"Equity Market Risk:  Equity markets can be volatile and can decline significantly in response to, or investor perceptions of, issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions. These conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the equity markets in general. Different parts of the market and different types of securities can react differently to these conditions. For example, the stocks of growth companies can react differently from the stocks of value companies, and the stocks of large cap companies can react differently from the stocks of small cap companies. Certain events, such as political, social, or economic developments; government or regulatory action, including the imposition of tariffs or other protectionist actions; natural disasters; terrorist attacks; war; and other geopolitical events, can have a dramatic adverse effect on equity markets and may lead to periods of high volatility in an equity market or a segment of an equity market." [Emphasis added]

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Securities and Exchange Commission
February 28, 2017

10.	Comment:	We note that "Industry and Sector Focus Risk" is included in the "Principal Risks" sections of the Fund's prospectus. If the Fund is currently focused in a specific industry or sector, please consider adding specific principal investment strategy and principal risk disclosure for each such industry or sector.

Response:
The Fund does not have a principal investment strategy to focus its investments on issuers in a specific industry or sector, nor does MFS have a policy of concentrating in a specific industry or sector. We believe that our current disclosure in the Fund's "Principal Investment Strategies" and "Principal Risks" sections appropriately discloses the principal investment strategies and principal risks of the Fund; therefore, we respectfully decline to revise our disclosure.

11.	Comment:	Please consider combining "Investment Selection Risk" and "Investment Strategy Risk" within the Fund's Item 4 and Item 9 prospectus disclosure.

Response:
We believe that "Investment Selection Risk" and "Investment Strategy Risk" are distinct risks of investing in the Fund, as the "Investment Selection Risk" disclosure describes the risk of the securities selection process in general and the "Investment Strategy Risk" disclosure describes the risk of the Fund's specific strategy of blending fundamental and quantitative analysis. Therefore, we respectfully decline to revise our disclosure.

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Securities and Exchange Commission
February 28, 2017

12.	Comment:	The last sentence of the second paragraph in the "Performance Information" section of the Fund's prospectus states "Class T shares generally have a lower initial sales charge than Class A shares." Please explain the use of the word "generally" in this sentence.

Response:
Class T shares have a maximum initial sales charge of 2.50% whereas Class A shares have a maximum initial sales charge of 5.75%. Both Class A shares and Class T shares have breakpoints that reduce the amount of the initial sales charge depending on the dollar amount of share class purchased though their breakpoint schedules differ. For purchases greater than $1,000,000, the Class T share investor would pay an initial sales charge of 1.00%, whereas the Class A share investor would not pay an initial sales charge. In addition, for purchases of Class A shares, the value of other accounts may be combined pursuant to letter of intent or rights of accumulation features, whereas for purchases of Class T shares, only the value of purchase is considered for purposes of calculating the sales load. As a result, if a Class A share investor had significant assets invested in other MFS funds, the Class A share investor might pay a lower initial sales charge than a Class T share investor for a purchase under $1,000,000. For example, if an investor already had $750,000 invested in the MFS funds and made a $250,000 purchase, the investor would have no initial sales charge on a purchase of Class A shares but would be subject to a 1.00% initial sales charge on a purchase of Class T shares.

13.	Comment:	In the "Performance Information" section of the Fund's prospectus, please confirm that all numbers will be updated through the calendar year ended December 31, 2016.

Response:	We confirm that all performance information will be updated through the 2016 calendar year. Please see Exhibit I, attached, for this updated performance information.

14.	Comment:	Under "Description of Share Classes," the third sentence of the first paragraph states: "Your financial intermediary may also charge you additional fees, commissions, or other charges." Please clarify what is meant by "additional fees, commissions, or other charges." In addition, please confirm your understanding that scheduled variations in sales charges are required to be disclosed in a fund's registration statement.

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Securities and Exchange Commission
February 28, 2017

Response:
Financial intermediaries may charge their customers a variety of fees that are in addition to the fees charged by a mutual fund. For example, these fees may include transaction fees, service fees, account fees, wire fees, overnight request fees, duplicate statement fees, and returned deposit fees. Each financial intermediary has its own set of fees that they may charge their customers and may identify their fees by unique names. This sentence is meant to alert investors that their financial intermediary may charge fees in addition to the fees charged by the Fund.  We acknowledge that pursuant to Rule 22d-1 under the Investment Company Act of 1940 scheduled variations of sales loads are required to be disclosed in a fund's registration statement.

15.	Comment:	Under "Description of Share Classes," the first sentence of the second paragraph mentions that "Class C shareholders may be able to convert their Class C shares of the fund to Class T shares if their financial intermediary has entered into an agreement with the fund's distributor to provide for such conversion." Please disclose which financial intermediaries have entered into such an agreement.

Response:
Because we have not yet launched Class T shares for any fund, no financial intermediary has entered into an agreement with the Fund's distributor to provide for a conversion of their customers from Class C shares to Class T shares. If such an agreement were entered into, the financial intermediary would initiate the conversion from Class C shares to Class T shares for all or a portion of their Class C share customers, not the investor. As a result, the investor does not benefit from knowing which financial intermediary has entered into such a conversion agreement because it is in the financial intermediary's discretion, rather than the investor's discretion, to initiate the conversions. This is different from the situation where different financial intermediaries offer different sales charges for the same class, and where knowing the financial intermediaries' different sales charge structures is helpful to the investor in choosing a financial intermediary. Unlike the requirements under Rule 22d-1 of the Investment Company Act of 1940 and Items 12 and 23 of Form N-1A, which require the disclosure of sales charge variations in prospectuses, we are not aware of any legal requirement to disclose the list of financial intermediaries who have entered into agreements to provide a conversion right between Class C shares and Class T shares as part of pre-arranged, multiple shareholder conversion. In addition, we believe that including such disclosure may be confusing to investors as they may think that all intermediaries on the list will convert their Class C shares to Class T shares, which may not be the case if the investor is not eligible for the pre-arranged, multiple shareholder conversion pursuant to the intermediary's agreement.

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Securities and Exchange Commission
February 28, 2017

In an effort to clarify that such conversions would be initiated by financial intermediaries in their discretion on behalf of all or a segment of the intermediary's Class C shareholders, the applicable disclosure in the prospectus will be revised as follows:

"Financial intermediaries may convert their Class C shareholders of the Fund to Class T shareholders if the financial intermediary has entered into an agreement with the fund's distributor to provide for such conversions as part of a pre-arranged, multiple shareholder conversion."

16.	Comment:	Under "Description of Share Classes," the first sentence under the initial sales charge table states: "There are generally no sales charge waivers for Class T share purchases." Please clarify the use of the word "generally."

Response:	We will revise this paragraph as follows:

    "There are generally no sales charge waivers for Class T share purchases~~.  Howeve~~r, except that the sales charge will be waived if you are reinvesting distributions or converting from Class C shares pursuant to an agreement between your financial intermediary and the fund's distributor.

17.	Comment:	The "Involuntary Redemptions" paragraph under the "How to Redeem Shares" heading includes the sentence: "In addition, the MFS funds have reserved the right to redeem your shares without your permission in cases of threatening conduct or suspicious, fraudulent, or illegal activity." Please provide a legal basis for redeeming in this case and cite the legal authority to do so.

Response:
Article VII, Section 7.3, of the Fund's Declaration of Trust, dated June 24, 2010, as amended, gives the Fund's Board of Trustees the authority to involuntarily redeem an investor's shares by stating: "The Trustees may, in their discretion, require the Trust to redeem Shares held by any Shareholder for any reason under terms set by the Trustees…"  As a result, the Trustees have the authority to involuntarily redeem an investor's shares in the case of threatening conduct or suspicious, fraudulent, or illegal activity

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Securities and Exchange Commission
February 28, 2017

18.	Comment:	Please include the Financial Highlights of at least one existing class of shares in accordance with Item 13 of form N-1A given that there are no Financial Highlights to include for the newly established Class T shares.

Response:	We will include the Financial Highlights of the Fund's Class A shares in the prospectus.

19.	Comment:	The supplement dated March 14, 2017, to the Fund's statement of additional information ("SAI") notes that certain information relating to Class T shares is not included in the SAI given that Class T shares were not offered as of July 31, 2016. Please consider updating this date.

Response:
Under the requirements of Form N-1A, most of the data in the Fund's SAI is required to be as of the Fund's fiscal year end. The fiscal year end of the Fund is July 31, 2016. Therefore, we believe that the reference to that date is appropriate to explain why fiscal year end data is not available for Class T shares.

20.	Comment:	In "Appendix H – Waivers of Sales Charges," the "General Waivers" table does not include Class T shares. In addition, Item "L. Conversions" does not include a reference to Class T shares. Please revise to update for Class T shares.

Response:
We will modify the disclosure in Appendix H to include information for the Class T share waivers for reinvested distributions and certain conversions from Class C shares above the table, and exclude Class T Shares in the heading of the existing table.

21.	Comment:	With respect to the Fund's industry concentration policy investment restriction (fundamental investment restriction #6) included under "Appendix L – Investment Restrictions" in the Fund's SAI, please confirm that MFS is aware of the SEC Staff's position that a fund should consider any concentration policy of an underlying fund when monitoring the fund's industry concentration limit.

Response:
We are aware of the SEC Staff's position that a fund should consider any concentration policy of an underlying fund when monitoring the fund's industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of the Fund.

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Securities and Exchange Commission
February 28, 2017

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

Brian E. Langenfeld
Brian E. Langenfeld
Assistant Vice President and Counsel
MFS Investment Management

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Securities and Exchange Commission
February 28, 2017

Exhibit I
MFS Series Trust VII

MFS Equity Income Fund
Performance Information
The bar chart and performance table below are intended to provide some indication of the risks of investing in the fund by showing changes in the fund's performance over time and how the fund's performance over time compares with that of a broad measure of market performance.  Because Class T shares have not commenced operations as of the date of this prospectus, the class does not yet have a full calendar year of performance to report.
The bar chart and the performance table show performance of the fund's Class A shares, which are offered through a separate prospectus. Although Class T and Class A shares would have similar annual returns because they have the same total annual fund operating expenses, Class T average annual total returns would be higher than those shown for Class A shares in the Performance Table because Class T shares generally have a lower initial sales charge than Class A shares.
The fund's past performance (before and after taxes) does not necessarily indicate how the fund will perform in the future. Updated performance is available online at mfs.com or by calling 1-800-225-2606.
Class A Bar Chart.  The bar chart does not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares. If these sales charges were included, they would reduce the returns shown.

During the period(s) shown in the bar chart, the highest quarterly return was 10.59% (for the calendar quarter ended December 31, 2013) and the lowest quarterly return was (7.16)% (for the calendar quarter ended September 30, 2015).
Performance Table.
Average Annual Total Returns
(For the Periods Ended December 31, 2016)
Share Class	1 YEAR	LIFE (INCEPTION 9-27-2012)
Returns Before Taxes
A Shares	4.05%	9.30%
Returns After Taxes on Distributions
A Shares	3.51%	8.61%
Returns After Taxes on Distributions and Sale of Fund Shares
A Shares	2.69%	7.23%
Index Comparison (Reflects no deduction for fees, expenses, or taxes)
Standard & Poor's 500 Stock Index	11.96%	13.41%

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